As filed with the Securities and Exchange Commission on February 3, 2005

Registration No. 333-

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

NATIONAL AUSTRALIA BANK LIMITED

(A.B.N 12 004 044 937)
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
VICTORIA, Commonwealth of Australia
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
                                                    [X] immediately upon filing
                                                         [ ] on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ordinary shares, no par value, of National Australia Bank Limited.	50,000,000 American Depositary Shares	$5.00	$2,500,000	$ 294.25

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-7950).

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1.(b) to this Registration Statement which is incorporated herein by reference

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.                Description of Securities to be Registered

 Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

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3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.                Exhibits

a. (1)     Form of Amended and Restated Deposit Agreement dated as of March 15, 1997 among National Australia Bank Limited, Morgan Guaranty Trust of New York, as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder.  Filed herewith as Exhibit 1.(a).

a. (2)     Form of Amended and Restated Deposit Agreement dated as of November 14, 1997, among National Australia Bank Limited, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.(b).

b. (1)     Letter Agreement dated as of October 29, 1997 among National Australia Bank Limited, The Bank of New York, and Morgan Guaranty Trust Company of New York.  Filed herewith as Exhibit 2.(a).

b. (2)     Form of letter agreement between National Australia Bank Limited and The Bank of New York relating to pre-release activities.  Filed herewith as Exhibit 2.(b).

(c).         Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See Exhibits 2.(a) and 1.(b) above.

(d).        Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

(e).         Certification under Rule 466.  – Filed herewith as Exhibit 5.

               Power of Attorney. – Filed herewith as Exhibit 6.

Item - 4.                Undertakings

(a)

(a)    The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on  February 3, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, no par value, of National Australia Bank Limited

By:         The Bank of New York,

As Depositary

By:  /s/ Ulla M. Erlandsen

        Ulla M. Erlandsen

        Vice President

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Pursuant to the requirements of the Securities Act of 1933, National Australia Bank Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Melbourne, Commonwealth of Australia, on 2 February, 2005.

National Australia Bank Limited

By:        /s/ Garry F. Nolan
Name:      Garry F. Nolan

Title:        Company Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on 2 February, 2005.

Name	Title
* Graham Kraehe	Chairman
* John Stewart	Director, Managing Director and Chief Executive Officer (Principal Executive Officer)
* Geoffrey Tomlinson	Director
* Peter Duncan	Director
* John Thorn	Director
* Malcolm Williamson	Director
* Robert Elstone	Director
* Paul Rizzo	Director
* Daniel Gilbert	Director
* Jillian Segal	Director
* Michael Chaney	Director
* Ahmed Fahour	Director
* Michael Ullmer	Director and Group Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ Bruce Richards Bruce Richards	Authorized Representative in the United States

 *By:___/s/ Craig Semple__________________

        Name: Craig Semple

        Title:  Attorney

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INDEX TO EXHIBITS

Exhibit Number	Exhibit	Page

1. (a)     Form of Amended and Restated Deposit Agreement dated as of March 15, 1997 among National Australia Bank Limited, Morgan Guaranty Trust of New York, as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit A(1) to the Registration Statement on Form F-6 (No. 333-7950) filed with the Securities and Exchange Commission on November 14, 1997.)

1. (b)     Form of Amended and Restated Deposit Agreement dated as of November 14, 1997, among National Australia Bank Limited, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit A(2) to the Registration Statement on Form F-6 (No. 333-7950) filed with the Securities and Exchange Commission on November 14, 1997.)

2. (a)     Letter Agreement dated as of October 29, 1997 among National Australia Bank Limited, The Bank of New York, and Morgan Guaranty Trust Company of New York. (Incorporated by reference to Exhibit B(1) to the Registration Statement on Form F-6 (No. 333-7950) filed with the Securities and Exchange Commission on November 14, 1997.)

2. (b)     Form of letter agreement between National Australia Bank Limited and The Bank of New York relating to pre-release activities.   (Incorporated by reference to Exhibit B(2) to the Registration Statement on Form F-6 (No. 333-7950) filed with the Securities and Exchange Commission on November 14, 1997.)

4.           Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5.            Certification under Rule 466.

6.            Power of Attorney.

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